Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road
Irvine, California 92614
949.399.4500 ph.
949.399.4600 fax

100 West Big Beaver Road
Suite 200
Troy, Michigan 48084
248.619.9277 ph.
248.619.9280 fax

December 23, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0305

Attn: Max A. Webb

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.

Form 10-K for the year ended April 30, 2008 filed July 3, 2008
Definitive Proxy Statement on Schedule 14A filed August 20, 2008
File No. 000-49629

Dear Mr. Webb:

We are responding to the Staff’s additional comment letter dated November 5, 2009 regarding the above referenced filings.

To facilitate the Staff’s review of our responses, each of the Staff comments is set forth in italicized type immediately followed by the Company’s response.

Annual Report on Form 10-K for the fiscal year ended April 30, 2008

General

1.	Staff Comment: We note that in response to prior comments 3, 14, and 16, the company plans to restate financial statements included in the Annual Reports on Form 10-K for the fiscal years ended April 30, 2008 and April 30, 2007 and in Quarterly Reports for the fiscal quarters ended October 31, 2006 through January 31, 2009. When available, please provide us with your restated financial statements for each period. Please note that your revised financial statements should include all disclosures required by paragraphs 25 and 26 of SFAS 154 with respect to the correction of an error. We may have further comment upon receipt of your response.

Company Response: We advise the Staff that we have prepared a draft of the restated consolidated financial statements for the affected periods which we have incorporated into the draft of our Annual Report on Form 10-K for the fiscal year ending April 30, 2009 (the “Draft 2009 Annual Report”). We have provided the Staff with the Draft 2009 Annual Report that includes our proposed restatements of our financials and disclosures of the restatements under separate cover. It should be noted that although we do not anticipate any material changes, these financial statements could require modifications as we complete our financial statement and disclosure control process and as our independent registered public accounting firm completes their audit.

We believe the restated financial statements and disclosures incorporated within our Draft 2009 Annual Report provide effective and sufficient disclosure of the effects of the restatements on each of the affected periods and contain all the disclosures required by SFAS 154. Accordingly, we do not plan to amend our previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for any of the affected periods. We advise the Staff that on October 15, 2009, we filed a Form 8-K disclosing to the public that the financial statements and opinions of our independent registered public accounting firm related to the affected filings should no longer be relied upon. We further advise the Staff that our Draft 2009 Annual Report includes the following disclosure in Part I, Item 1:

“We have not amended our previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the restatement, and the financial statements and related financial statement information contained in those reports should no longer be relied upon. Throughout this 2009 Annual Report, all amounts presented from prior periods and prior period comparisons are labeled as “restated” and reflect the balances and amounts on a restated basis.”

2.	Staff Comment: We note from your response to prior comment 4 that the company’s MD&A disclosures will be revised in future filings to reflect the updated assessment of the outstanding warrant contracts. Please provide us with your proposed disclosures.

Company Response: We refer the Staff to the following sections in our Draft 2009 Annual Report related to disclosures of our warrant contracts:

•	Part I; Item 1 Restatement of Financial Statements

•	Part I; Item 1A Risk Factors

•	Part II; Item 7 MD&A

•	Part II; Item 8 Notes to Consolidated Financial Statements, Notes 3 and 14

Financial Statements page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1. Background and Basics of Presentation, page F-9

Capital Resources, page F-10

3.	Staff Comment: We note from your response to our prior comment 8 that the company had issuances of warrants in August and September 2009. Please provide us with the relevant terms and conditions of these warrants and explain in detail in your response why the company believes that equity classification is appropriate.

Company Response: We advise the Staff that the warrant contracts issued in August and September 2009 (the “Warrant Contracts”) are identical in all respects except for the origination and expiration dates. We further advise the Staff that we believe the Warrant Contracts should be classified as “equity” in accordance with the provisions of SFAS 150, SFAS 133, EITF 00-19 and EITF 07-5.

The Warrant Contracts were issued in connection with a private placement transaction and specifically allow for the issuance of unregistered shares upon exercise. The Company had sufficient number of shares available at the origination dates to cover the potential issuance of all the warrants issued after considering all other commitments. Further, the maximum number of shares issuable under the Warrant Contracts was determinable and there are no provisions in the contract that could require net cash settlement, except in those limited circumstances in which holders of the underlying shares also would receive cash.

The change in control provisions that led to our conclusion that the October 2006, June 2007 and August 2008 warrant contracts were derivative instruments (because the contracts could require cash settlement in circumstances that were not limited to those in which holders of the underlying shares would also receive cash), are not present in the August 2009 and September 2009 warrant contracts. Our full analysis of the Warrant Contracts under paragraphs 12-32 of EITF 00-19 is attached hereto as Exhibit A.

It should be noted that our independent registered public accounting firm has not completed their audit procedures with respect to these warrants.

Note II. Long-term Debt, page F-28

4.	Staff Comment: We note from your response to our prior comment number 9 that the fair value of the assets of Tecstar transferred to the lender “slightly exceeded” the debt relieved in the transaction. We further note from page 10 of your January 31, 2009 10-Q that the lender received assets valued at $36.4 million and assumed debt of $27.4 million. Therefore, the lender received net assets of $9 million and forgave debt of $20.5 million. In this regard, we are unclear as to why you believe that no concession was granted by the lender in this foreclosure and therefore have concluded that SFAS 15 is not applicable. Please provide us with further information that supports your conclusions. As part of your response, please explain how you determined that fair value of the net assets transferred to the lender slightly exceeded the fair value of the debt eliminated of $20.5 million. Alternatively, please tell us how your accounting under SFAS 15 would differ from your current accounting treatment and provide your materiality analysis of the difference(s). We may have further comment upon receipt of your response.

Company Response: To further clarify, we advise the Staff that the book value of net assets transferred to the lender was $9.0 million ($36.4 million of gross assets transferred to lender at book value, less $27.4 million of gross liabilities and debt assumed by lender at book value); however, the fair value of the net assets transferred to the lender was determined to be approximately $20.5 million ($11.5 million above book value), as more particularly described below. After deducting fees paid to the lender in connection with the transfer of the net assets in the amount of $1.0 million and other transaction fees and costs of $1.9 million, the net gain on disposal of the business segment was $8.6 million. However, we do not believe a concession was provided to us by the lender as we determined that the lender received approximately $20.5 million of fair value related to the businesses transferred in exchange for releasing us from debt of $20.5 million.

We further advise the Staff that we evaluated the substance of the transactions as a whole in light of all of the facts and circumstances surrounding the transfer of the net assets to the lender , including the fact that (i) the transactions were negotiated at arms length over several months (ii) the lender was actively engaged in and had expertise in the automotive industry, and (iii) the lender had access to sufficient capital to assist the Tecstar Automotive Group businesses’ with surviving the severe down turn in the economy and automotive industry. We believe that both parties concluded that the transaction and the terms related thereto were fair and of equal benefit to the parties.

In connection with the evaluation of the substance of the transaction, we further determined that the lender did not provide a concession to us in connection with the debt modifications as the effective borrowing rate of the overall restructured debt, calculated in accordance with the guidance in EITF 02-4 by projecting all the cash flows under the new terms and solving for the discount rate that equates the present value of the cash flows under the new terms to the current carrying amount of the old debt, was higher just after the modifications (11.1%) as compared to the effective borrowing rate just prior to the modifications (10.0%).

In determining the estimated fair value of the net assets transferred, we concluded that there was additional fair value transferred to the lender above the recorded book values of the net assets transferred, primarily: (i) $7.1 million related to property, plant and equipment, (ii) $3.2 million related to intangible assets, and (iii) $1.2 million related to deferred profit liabilities, as more particularly described below:

Property, Plant and Equipment (PPE) – We determined that the fair value of PPE was $7.1 million above the book value of the PPE transferred. As part of our reassessment of the substance of the transaction, we analyzed the fair values of PPE as of January 16, 2008 based in part on: (i) land appraisals that existed at the time of the transfer, (ii) Kelly Blue Book values for vehicles transferred, and (iii) a detailed review of the types of PPE assets transferred, including their original cost and estimated remaining useful lives. Based on this assessment, we determined that as of January 16, 2008, the date the assets were transferred to the lender, the fair value of the PPE was approximately $7.1 million more than its book value.

Intangible Assets – In connection with our reassessment, we determined that the Tecstar Automotive Group was an active business with reasonable prospects for growth and profitability under the ownership of the lender and that there was approximately $3.2 million of fair value (compared to a book value of $0) related to existing customer relationships/contracts (specifically, contracts with Ford Motor Company and Force Protection, Inc.). This assessment was supported by a valuation model that we prepared based on an estimated 5 year remaining life of the existing customer relationships.

Deferred Profits – In connection with a development contract with Force Protection, Inc. in which we could not reliably make estimates of total expenses under the contract prior to the completion of the contract, the Tecstar business segment was required under GAAP to defer all profits that it had generated under the contract until the development contract was complete. As such, a liability for deferred profits was being carried on the books of the business segment at the time of the transfer that was not relevant to the lender upon their acquisition of the business segment as it did not represent a future legal obligation. As such, the fair value of the business segment was understated as it related to the deferred profits in the amount of approximately $1.2 million.

Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2008

Notes to Condensed Consolidated Financial Statements (Unaudited), page 5

Note 8. Long-term Debt, page 14

5.	Staff Comment: We note your response to our prior comment 19 and require further information. As your response refers us to the last paragraph in comment 14 concerning material restatements, your accounting treatment for the embedded conversion option and make-whole amount feature are unclear. Please tell us, now that the company has reevaluated its accounting for these transactions, your planned accounting treatment for each of the embedded conversion option and the make-whole provision and provide us with your proposed disclosures in your revised financial statements in accordance with SFAS 154. Your response should clearly address whether the embedded conversion option and the make-whole amounts will be separately valued in your revised accounting. We may have further comment upon receipt of your response.

Company Response: We advise the Staff that we have determined that the embedded conversion option (effective beginning January 16, 2008) and the make-whole amount provision (effective beginning May 30, 2008) contained within the Convertible Note represent a single derivative instrument that should be bifurcated from the host debt instrument and accounted for separately as a liability, measured at fair value, marked to market each period in accordance with the provisions of SFAS 133, with the changes in fair value being recognized in the respective period’s statement of operations. Since the make-whole amount provision is closely related to and acts as a sweetener to the embedded conversion option, we consider these two embedded provisions to represent a single derivative instrument that we refer to as the “embedded conversion feature under Convertible Note I” in our Draft 2009 Annual Report.

We further advise the Staff that since our last written response provided to you in our letter dated October 16, 2009, we have changed our conclusion as it relates to determining whether the amendments to modify the debt instruments on May 30, 2008, which included modifications to Convertible Note I and Term Note B, were considered “substantial” as defined by EITF 96-19 and EITF 06-6. We previously communicated to the Staff in our responses to the Staff’s Comments No. 20 and No. 21 in the comment letter dated March 6, 2009 that we believed the modifications were “substantial” because the fair value of the conversion options had increased 61% over the fair value of the debt instruments just prior to the modifications. However, with respect to the test prescribed under EITF 96-19 to determine whether a “substantial” modification has occurred, EITF 96-19 guides that it does not address modifications or exchanges of debt instruments in circumstances in which the embedded conversion option is separately accounted for as a derivative under SFAS 133 prior to the modification, subsequent to the modification, or both prior and subsequent to the modification. Since we are now accounting for the embedded conversion features under Convertible Note I and Term Note B as derivative instruments under SFAS 133, we should exclude the change in the derivative values for purposes of applying the “substantial” test under EITF 96-19. Further, there were no significant differences as a result of the modifications to the remaining net present value of the contractual cash flows under the original and amended debt instruments. Accordingly, we now believe that the debt modifications executed in May 2008 do not meet the definition of a “substantial” modification as defined by EITF 96-19 and EITF 06-6.

We have incorporated our proposed disclosures related to the embedded features of the debt instruments in our Draft 2009 Annual Report which we believe sufficiently cover the accounting for and disclosures of the derivative instruments, the effects of the debt modifications and the impact that the correction of the errors had on our historical consolidated financial statements that were included in our previous annual and quarterly filings for the affected periods.

6.	Staff Comment: We note that fair value inputs provided in response to prior comment 19. We further note that the convertible note model did not separately value the embedded principal conversion option and the make-whole amount feature, but rather valued them in aggregate with the host instrument. Given your response to prior comment 15 indicates that you have reevaluated your position with regards to the embedded conversion option and make-whole amount feature, please tell us if the fair values of the debt as detailed in your response to comment 19 will change as a result of your statements. If so, please provide us with your new calculations of fair value. If not, please tell us why the fair value did not change as a result of the changes in your accounting for the embedded conversion option and the make-whole amount feature. We may have further comment upon receipt of your response.

Company Response: We advise the Staff that the fair values of the debt have changed as we have revised our valuations of the Convertible Note and Term Note B subsequent to our response letter dated October 16, 2009, to separately value the embedded derivative features effective beginning January 16, 2008 and to revise certain Level 3 inputs pertaining to annual volatility percentages and discount rates.

Convertible Note: Effective upon on the modification of the existing convertible note on January 16, 2008 that added a new provision that requires shares issuable under the embedded conversion feature to contain certain national listing and resale characteristics, the embedded conversion feature (including the make-whole amount provision as discussed in our response to Staff Comment 5) was required to be reclassified from equity to a liability as the embedded feature became a derivative instrument. The value of the derivative was determined as follows: First, a value was determined assuming that the host contract and the notional amount of the embedded feature existed consistent with the terms of the convertible note provisions (referred to as the “With Valuation”). Then, a value was determined assuming that the host contract existed but that the embedded conversion feature did not (referred to as the “Without Valuation”). The difference between the With Valuation and the Without Valuation for each assessment date was determined to represent the derivative value of the embedded conversion feature.

Term Note B: Effective upon on the original issuance of the note on January 16, 2008, the value of the embedded principal multiplier feature was required to be classified as a derivative liability due to a provision in the note agreement that requires any shares issued in payment of the embedded multiplier feature to contain certain resale characteristics. The value of the derivative was determined for the initial classification date and for each reporting period as follows: First, a value was determined assuming that the host contract and the notional amount of the embedded multiplier feature existed consistent with the terms of the term note provisions (With Valuation). Then, a value was determined assuming that the host contract existed but that the embedded multiplier feature did not (Without Valuation). The difference between the With Valuation and the Without Valuation for each assessment date was determined to represent the derivative value of the embedded multiplier feature.

The values for the embedded conversion and multiplier feature derivatives as of April 30, 2007, 2008 and 2009 and the primary assumptions used in determining the value of the Convertible Note and Term Note B derivatives as of April 30, 2008 and 2009 are included in Note 17 of the Notes to Consolidated Financial Statements in our Draft 2009 Annual Report that we have provided under separate cover. We also advise the Staff that since our last response letter, we have revised the annual volatility inputs used in preparing our updated valuations to be consistent with the historical average of our identified peer group for a period consistent with the remaining terms of the contracts. Previously, we had used Quantum’s historical volatility rates as a basis for the inputs. Further, we revised the discount rates that we used in valuing our debt instruments for those periods affected by the economic down turn beginning in the second half of calendar 2008. We revised the volatility and discount rates because we believe the revised rates provide a more accurate measure of what market participants’ would use for purposes of pricing the debt instruments and warrant contracts at each applicable period end.

Other

7.	Staff Comment: We have reviewed your responses to our prior comments as included in your response letter dated October 16, 2009. Based on your responses to our various comments regarding your borrowing arrangements, embedded derivatives that exist with respect to your borrowing arrangements and modifications that have been made with respect to your borrowing arrangements, as well as certain warrants that were issued by the company, it appears that substantial revisions will be required to the company’s financial statements for recent annual and quarterly periods. Please note that until we are able to review the company’s revised financial statements for the applicable periods in their entirety, we cannot provide the company with assurance that we will not have further comments. Accordingly, we suggest that the company provide us with drafts of its affected filings in connection with any future responses to our comments that are submitted by the company.

Company Response: We refer the Staff to our response to your Comment No. 1 and advise that we have provided the Staff with a draft of the proposed restatements of our financial statements and disclosures that cover the issuance of and modifications to our debt instruments for all of the affected periods. Specifically, we refer the Staff to the proposed disclosures in Notes 3, 11, 14, 17 and 20 to the Consolidated Financial Statements included our Draft 2009 Annual Report provided under separate cover.

Form 8-k dated July 10, 2009

8.	Staff Comment: We note the modifications of the convertible and term notes in July 2009. Please tell us how you accounted for the modifications, including whether the modifications were deemed substantial under EITF-96-19. Your response should include a detailed analysis of the modifications prior and subsequent to the modifications that supports the basis for your conclusions.

Company Response: We advise the Staff that we have preliminarily determined that the debt modifications executed on July 10, 2009 do not meet the criteria of a “substantial” modification as defined by EITF 96-19 based on a detailed analysis that we performed for each modified debt instrument individually and on a combined basis. No fees were paid to the lender in connection with the modifications. Based on the guidance prescribed under EITF 96-19, we excluded the change in value of the derivative instruments bifurcated from the host debt instruments for purposes of determining whether the debt modifications were “substantial” in connection with our detailed analysis.

It should be noted that our independent registered public accountants have not completed their audit procedures with respect to these debt modifications.

The preliminary results of our EITF 96-19 test for the specific debt instruments on an individual and combined basis is as follows:

Convertible Note I: The convertible note, originally issued on January 16, 2008 and amended on May 30, 2008, had an outstanding principal and interest balance of $7.2 million as of July 10, 2009. The note bears interest at an annualized rate of 11.5%, both prior to and subsequent to the July 10, 2009 amendment, and is payable on a semi-annual basis which is to be added to the principal balance; provided, however, that we have the option to pay a portion of the interest (6.5% of the 11.5%) in cash. The note’s embedded conversion feature, including the make-whole amount provision, has been bifurcated from the host instrument and accounted for separately in the Company’s financial statements (as restated) since its issuance on January 16, 2008. The modifications executed on July 10, 2009 represented the only modifications to the convertible note since May 30, 2008 (i.e. more than one year had passed since previous amendment). A summary of the significant modifications are as follows: (i) the maturity date was revised to August 31, 2009 from August 1, 2009, (ii) the conversion exercise price was revised to $0.71 from $1.35, (iii) the make-whole amount provision was eliminated and (iv) the lender was provided the option to extend the maturity date through August 31, 2013 in which case the interest rate would be reduced to 9.5% from 11.5% (of which we have the option to pay 6.5% of the 9.5% in cash). The effective interest rate of the debt instrument just prior to the modifications was determined to be 11.6%. Using this effective interest rate as the implied discount rate on the modified note, we determined that the net present value of the modified note was $7.1 million, which represented a difference of less than 1% as compared to the pre-modified note. Accordingly, we determined that the debt modifications were not substantial for this debt instrument.

Term Note A / Convertible Note II: Term Note A, originally issued on January 31, 2007 and previously amended on various dates through May 27, 2009, had an outstanding principal and interest balance of $6.6 million as of July 10, 2009. The note evidencing Term Note A was exchanged for a new $6.6 million convertible note (Convertible Note II) that has the same exact terms as Convertible Note I, as amended on July 10, 2009. As such, the conversion feature embedded in the new Convertible Note II will also be bifurcated from the host instrument effective beginning on July 10, 2009. Within the past year, Term Note A had been modified on May 27, 2009 and on March 12, 2009. A summary of the significant modifications executed on May 27, 2009 are as follows: (i) the principal amortization schedule was modified and (ii) the fixed stated interest rate was revised to 9% from 18%. The only significant modification related to the March 12, 2009 amendment was a revision of the maturity date from January 31, 2010 to February 28, 2010. Based on these amendments over the past year, we used the terms that were in effect just prior to the amendment of May 27, 2009 for purposes of the EITF 96-19 test. The effective interest rate of the original debt instrument was determined to be 19.3%. Using this effective interest rate as the implied discount rate on Convertible Note II, we determined that the net present value of the replacement note was $6.1 million, which represented a difference of approximately 8% as compared to the pre-modified note. Accordingly, we determined that the debt modifications were not substantial for the exchange of these two debt instruments.

Term Note B: The note, originally issued on January 16, 2008 and amended on May 30, 2008, had an outstanding principal and interest balance of $10.0 million as of July 10, 2009. Interest on the note, both prior to and subsequent to the July 10, 2009 amendment, is payable on a monthly basis in cash at an annualized rate of 6.5%. The note’s embedded principal multiplier feature has been bifurcated from the host instrument and accounted for separately in the Company’s financial statements (as restated) since its issuance on January 16, 2008. The modifications executed on July 10, 2009 represented the only modifications to the note since May

30, 2008 (i.e. more than one year had passed since previous amendment). A summary of the significant modifications are as follows: (i) Quantum’s right to call the note was revised to January 16, 2012 from January 16, 2010 and (ii) the terms were changed such that any lender demands for repayment prior to January 16, 2012 could still be made in shares by us but we would no longer be subject to a minimum $0.50 price per share requirement. The effective interest rate of the debt instrument just prior to the modifications was determined to be 6.7%. Using this effective interest rate as the implied discount rate on the modified note, we determined that the net present value of the modified note was $10.0 million, which represented no difference as compared to the pre-modified note. Accordingly, we determined that the debt modifications were not substantial for this debt instrument.

Term Note C: The note, originally issued on May 30, 2008, had an outstanding principal and interest balance of $4.2 million as of July 10, 2009. Interest on the note, both prior to and subsequent to the July 10, 2009 amendment, is payable on a monthly basis at an annualized rate of 9.0% in cash or the amount can be added to the principal at our option. Within the past year, Term Note C had been modified only once, on May 27, 2009. A summary of the significant modifications on July 10, 2009 are as follows: (i) the maturity date was revised to August 31, 2010 from October 31, 2009 and (ii) the principal amortization schedule was modified. The only significant modification related to the amendment on May 27, 2009 was a modification to the principal amortization schedule. Based on these amendments over the past year, we used the terms that were in effect just prior to the amendment of May 27, 2009 for purposes of the EITF 96-19 test. The effective interest rate of the debt instrument just prior to the modifications was determined to be 9.2%. Using this effective interest rate as the implied discount rate on the modified note, we determined that the net present value of the modified note was $4.2 million, which represented no difference as compared to the pre-modified note. Accordingly, we determined that the debt modifications were not substantial for this debt instrument.

Modified Debt Instruments on a Combined Basis: The debt instruments on a combined basis had an outstanding principal and interest balance of $28.0 million as of July 10, 2009 and the effective interest rate was determined to be 7.2%. Using this effective interest rate as the implied discount rate on the modified debt instruments, we determined that the net present value of the modified debt instruments was $28.5 million, which represented a difference of approximately 2% as compared to the pre-modified debt instruments. Accordingly, we determined that the debt modifications on a combined basis were not substantial.

*    *    *

We trust that you will find this letter responsive to the Staff comments. If you have any further questions or comments, please contact the undersigned at (949) 399-4569 or our General Counsel, Ken Lombardo, at (248)-619-9277.

Very truly yours,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ W. Brian Olson
W. Brian Olson
Chief Financial Officer

cc:	Alan P. Niedzwiecki
Kenneth R. Lombardo

Company Response to SEC Staff Comment Letter

Exhibit A

Paragraph	EITF 00-19 Additional Conditions for “Equity” Classification	Warrants issued August and September 2009 Exercise Price Reset Provision

12 & 13	Does the contract contain any provision that could require net-cash settlement, except in those limited circumstances in which holders of the underlying shares also would receive cash?	The only provisions in the warrant contracts that allow or require the holders to receive cash settlement relates to events associated with “Change of Control” matters that are addressed in response to paragraph 27 below. As such, equity classification is not considered precluded for conditions outlined in these paragraphs under EITF 00-19.

14	Does the contract permit the company to settle in unregistered shares? If the contract permits a company to net-share settle the contract by delivery of unregistered shares and a failed registration statement has not occurred within six months prior to the classification assessment date, this paragraph under EITF 00-19 does not preclude equity classification.

The contract permits the Company to settle in unregistered shares.

The warrants were issued in connection with a private placement transaction exempt from registration. Accordingly, delivery of registered shares would be in violation of applicable securities laws. The contract does not require the Company to file a resale registration statement and expressly states that the warrants and the shares issuable upon exercise of the warrant are restricted securities. Also, there is no provision in the contract that requires the Company to net cash settle if it does not have an effective registration statement.

In August, 2009, the Company withdrew a universal shelf registration statement that it had originally filed in December 2008. The Company has legally determined that the withdrawal of the universal shelf registration statement does not and will not preclude the Company from issuing restricted securities upon exercise of the warrants.

As such, equity classification is not considered precluded for conditions outlined in this paragraph under EITF 00-19.

15	Does the contract specify that the value (such “value” used to determine the number of shares to be delivered) of the unregistered shares to be privately placed under the share settlement be determined by the counterparty using “commercially reasonable means?”	The maximum number of shares to be issued upon the exercise of warrants is capped; however, the contracts call for cashless exercise based on a formula that determines the number of shares to be issued to the holder in connection with each exercise. The formula factors in the 5 day VWAP of the Company’s shares just prior to the exercise of the warrants which effectively reduces the total number of shares to be delivered to the holder by the value of the cash that would have otherwise been paid to the Company to cover the warrant exercise price (i.e. the product of the number of warrants exercised times the exercise price equals the cost of the warrants exercised which is divided by the Company’s share price to determine number of shares needed to cover the warrant exercise price). As such, the contract provision that relates to cashless exercise does not preclude equity classification for conditions outlined in this paragraph under EITF 00-19.

16	Is there a settlement alternative that includes a penalty that would be avoided by a company under other settlement alternatives?	There is no such provision; therefore, equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

Paragraph	EITF 00-19 Additional Conditions for “Equity” Classification	Warrants issued August and September 2009 Exercise Price Reset Provision

17	Does the contract (a) require physical or net-share settlement by delivery of registered shares and (b) not specify how the contract would be settled in the event that the company is unable to deliver registered shares? If so, share settlement is not considered to be within control of the company.	As discussed in more detail above, the contract does not require physical or net-share settlement by delivery of registered shares. Therefore, the issuance of shares is within the control of the Company and equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

18	Does the contract involve the delivery of shares at settlement that are registered as of the inception of the transaction and there are no further timely filing or registration requirements? If so, then share delivery is considered to be within the control of the company.	Not applicable. Therefore, the issuance of shares is within the control of the Company and equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

19	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	On the initial classification dates of August 3, 2009 and September 4, 2009, the Company had sufficient authorized and unissued shares available to settle the contracts after considering all other commitments, including shares that could be issued in relation to future mandatory PIK provisions through the end of the life of the convertible notes. Therefore, equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

20	Is the number of shares that could be required to be delivered indeterminate?	The maximum number of shares that could be required is capped and determinable. There are no provisions that would reset the number of warrant shares as a result of future transactions, other than by standard stock splits or combinations in which the ratio of the warrants to outstanding shares would be kept the same and impact all other stockholders equally. Therefore, equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

21	Does the contract cap the number of shares to be delivered to a fixed number of shares?	The number of shares is not fixed per terms of the contract, but the maximum number required is capped (see response to paragraph 15 above). Therefore, equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

22 & 23	Does the contract cap the number of shares to be delivered to a fixed number of shares, but also provides for additional consideration (cash or shares) if the contract was valued in excess of the capped amount?	There is no provision for additional consideration in the contract; therefore, equity classification is not precluded for conditions outlined in these paragraphs under EITF 00-19.

24	Does the company have any existing derivative contracts as of Sept 20, 2000 or as of June 30, 2001?	Not applicable; therefore, equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

25	Are there required cash payments to the counterparty in the event the company fails to make timely filings with the SEC?	Not applicable; therefore, equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

Paragraph	EITF 00-19 Additional Conditions for “Equity” Classification	Warrants issued August and September 2009 Exercise Price Reset Provision

26	Are there any required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top off” or “make-whole” provisions)?	There are no-top off or make-whole provisions in the contract. As such, equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

27	Does the contract require net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares?

Yes. The warrant contract could require potential cash settlement under a “Change of Control” provision (defined below). Under the change of control provisions of the contract, if holders of the common stock of the Company receive cash payment or other consideration in exchange for their shares, the warrant holders will have a right to also receive similar cash payments or other consideration in settlement. The warrant contract does not contain provisions in which a warrant holder would have priority rights to receive cash or other consideration with different terms than offered to other stockholders. Paragraph 27 of EITF 00-19 does not preclude equity classification if the counterparty (i.e. warrant holder) would receive the same form of consideration as the common shareholders of the Company. Therefore, the contract provision possibly requiring net-cash settlement in the event of a Change of Control would not preclude equity classification for this contract for conditions outlined in this paragraph under EITF 00-19.

Change of Control is primarily defined in the contract as a transaction or series of related transactions that result in (i) a change in 50% or more of the voting interests of the Company and (ii) a sale of substantially all of the Company’s assets.

28	Does the contract contain “nationalization” provisions?	The contract does not contain any nationalization provisions; therefore, equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

29, 30 & 31	Are there any provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract (for example, in the event of a bankruptcy)?	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder. Thus, equity classification is not precluded for conditions outlined in these paragraphs under EITF 00-19.

32	Is there any requirement in the contract to post collateral at any point or for any reason?	There are no provisions that require the Company to post collateral at any time or for any reason. Thus, equity classification is not precluded for conditions outlined in this paragraph under EITF 00-19.

Overall Conclusion	EITF 00-19; paragraphs 12 thru 32	Additional conditions necessary for “Equity” classification under EITF 00-19 met for warrants issued in August and September 2009.